Exhibit 99.3.2

PRO FORMA VALUATION UPDATE REPORT

CAMPELLO BANCORP

Brockton, Massachusetts

HOLDING COMPANY FOR

THE COMMUNITY BANK, A MASSACHUSETTS COOPERATIVE BANK

Brockton, Massachusetts

Dated As Of:

January 23, 2009

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC. Financial Services Industry Consultants

January 23, 2009

Board of Directors

Campello Bancorp

The Community Bank, a Massachusetts Cooperative Bank

1265 Belmont Street

Brockton, Massachusetts 02301

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below. This Appraisal Update (the “Update”) is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Division of Banks (the “Division”) in the absence of separate written valuation guidelines.

Our Original Appraisal report, dated June 30, 2008 (the “Original Appraisal”), and updated appraisal dated August 29, 2008 (the “First Update”) are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Campello Bancorp’s financial condition, including financial data through October 31, 2008; (2) an updated comparison of Campello Bancorp’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal and utilized in the First Update for valuation purposes; and (3) a review of stock market conditions since the date of the First Update; and (4) the results of the subscription offering which concluded as of October 15, 2008, and the community offering which was extended through November 7, 2008.

Plan of Conversion and Reorganization

Campello Bancorp (the “Company”), was organized in 1994, concurrent with the reorganization of The Community Bank, a Massachusetts Cooperative Bank (the “Bank”) from a state-chartered mutual cooperative bank into a mutual holding company structure (“MHC”). In conjunction with the reorganization, the Company was formed and concurrently owns all the capital stock of the Bank. No stock was issued publicly pursuant to the reorganization. The Bank transferred a small portion of its retained earnings to the Company for its initial

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors

January 23, 2009

capitalization. At the same time, the Bank converted to a state-chartered stock cooperative bank with the Company owning all of its outstanding stock. The Company is a bank holding company and conducts its operations primarily through the Bank.

The Board of Directors of the Company adopted a plan of conversion and reorganization on April 17, 2008 which was amended June 19, 2008 (the “Plan”). Pursuant to the Plan, the Company will convert from the mutual holding company form of organization to the stock form and will sell shares of common stock to the public in a stock offering. The conversion (the “Conversion”) will be accomplished under the laws of the Commonwealth of Massachusetts and the regulations of the Division and the FDIC, and other applicable laws and regulations. As part of the Conversion, the Company, the mutual holding company parent of the Bank will be merged into the Bank and the mutual holding company will no longer exist. The Company, a Massachusetts corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the name Campello Bancorp, Inc. (hereinafter “CBI”). When the conversion is completed, all of the capital stock of the Bank will be owned by CBI, the newly formed Maryland-chartered holding company, and all of the common stock of CBI will be owned by public stockholders.

Pursuant to the plan of conversion and reorganization, CBI will retain up to 50% of the net proceeds raised in the offering and downstream to the Bank the remaining net proceeds. The funds downstreamed to the Bank will be includable as Tier 1 capital for regulatory capital purposes. Immediately after consummation of the conversion and reorganization, it is not anticipated that CBI will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Bank’s newly formed employee stock ownership plan (“ESOP”) and investment of stock proceeds that are retained by CBI. It is anticipated that the shares will be offered in a subscription offering to the Bank’s Eligible Account Holders, Supplemental Eligible Account Holders, Employee Stock Ownership Plan, and Employees, Officers and Trustees of the Bank and the Company and Corporators of the Company. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

Concurrent with the Conversion, the Bank will form a charitable foundation called The Community Bank Foundation (the “Foundation”). The Foundation will be funded with a contribution equal to 5% of the stock sold in the Conversion based on the IPO price of $10.00 per share, consisting of 95% common stock and 5% cash.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of the Company as of October 31, 2008, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or

Board of Directors

January 23, 2009

solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

1. Financial Results

Following the preparation of the First Update, the Company’s October 31, 2008 financial data became available in the amended prospectus. Table 1 presents summary balance sheet and income statement data through October 31, 2008, as well as comparable data for the period ending July 31, 2008, as set forth in the First Update.

Growth Trends

The Company’s total assets decreased by approximately $2.2 million over the three months ended October 31, 2008, which was primarily due to a $13.0 million decrease in deposits. On the asset side of the balance sheet, growth was realized in both the loan and investment portfolios while the decline in deposits caused the Company to increase borrowed funds by $5.7 million. Equity increased slightly during the quarter due to interim earnings and a modest upward valuation adjustment on the AFS portfolio.

Loan Receivable

Loans receivable inclusive of loans held for sale increased modestly over the quarter ended October 31, 2008, to equal $343.6 million, equal to 84.8% of total assets. As discussed in the First Update, long term trends for the portfolio reflect an increasing proportion of commercial mortgage and C&I loans, while the proportion of 1-4 family mortgage loans and home equity loans has diminished.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, Federal funds sold, investments and mortgage-backed securities (“MBS”) decreased modestly over the quarter ended October 31, 2008, to equal $37.0 million, or 9.1% of total assets in aggregate. The composition of the securities portfolio is substantially the same as the composition which prevailed as of the prior quarter end with the exception of the decrease in overnight Federal funds sold reflecting the redeployment of overnight funds into investment securities.

Board of Directors

January 23, 2009

Table 1

Campello Bancorp

Recent Financial Data

	At July 31, 2008		At October 31, 2008
	Amount	% of Assets	Amount	% of Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$407,313	100.00%	$405,113	100.00%
Cash on hand and in other banks	8,143	2.00%	5,691	1.40%
Federal funds sold	15,200	3.73%	1,231	0.30%
Investment securities available for sale	25,090	6.16%	29,845	7.37%
Mortgage-backed securities available for sale	229	0.06%	217	0.05%
Loans held for sale	1,677	0.41%	—	0.00%
Loans receivable, net	333,995	82.00%	343,633	84.82%
Servicing assets	202	0.05%	183	0.05%
Bank owned life insurance	2,356	0.58%	2,379	0.59%
Goodwill and intangible assets	810	0.20%	800	0.20%
Prepaid expenses and other assets	1,333	0.33%	2,190	0.54%
Deposits	307,025	75.38%	294,036	72.58%
Borrowed funds	70,889	17.40%	76,598	18.91%
Subordinated debentures	4,124	1.01%	4,124	1.02%
Equity	23,250	5.71%	23,475	5.79%

	12 Months Ended July 31, 2008		12 Months Ended October 31, 2008
	Amount	% of Avg. Assets	Amount	% of Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$22,645	5.79%	$22,569	5.77%
Interest Expense	(12,236)	-3.13%	(11,552)	-2.95%

Net Interest Income	$10,409	2.66%	$11,017	2.82%
Provision for Loan Losses	(1,009)	-0.26%	(1,348)	-0.34%

Net Interest Income after Provisions	$9,400	2.40%	$9,669	2.48%

Other Operating Income	$3,079	0.79%	$3,097	0.79%
Operating Expense	(11,837)	-3.03%	(12,139)	-3.10%

Net Income Before Tax	$642	0.16%	$627	0.17%
Income Taxes	(204)	-0.05%	(179)	-0.05%

Net Income	$438	0.11%	$448	0.12%

Source: Campello Bancorp’s audited and unaudited financial statements and RP Financial calculations.

Board of Directors

January 23, 2009

Funding Structure

Deposit balances decreased by $13.0 million over the three months ended October 31, 2008, to equal $294.0 million, or 72.6% of total assets. FHLB advances increased by $5.7 million while subordinated debt outstanding was unchanged over the quarter ended October 31, 2007.

Equity

Total equity increased modestly (by $225,000) over the three months ended October 31, 2008 to equal $23.5 million, or 5.79% of assets. At the same date, the Bank’s capital ratios were higher reflecting the impact of subordinated debt issued by the Company with substantially all of the proceeds infused into the Bank as capital.

Asset Quality Trends

Non-performing assets decreased from $12.3 million (3.01% of assets) at July 31, 2008 to $10.4 million (2.56% of assets) at October 31, 2008. This decrease is due primarily to a decrease in accruing loans 90 days or more past due (by $1.7 million) and foreclosed real estate (by $332,000) which was partially offset by an increase in non-accrual loans by $606,000). The ratio of allowances to total loans equaled 1.46%, versus 1.42% as of July 31, 2008, while reserve coverage in relation to non-performing loans increased to 56.4% versus 42.1% as of July 31, 2008.

As discussed in the First Update, in addition to the foregoing specific NPAs which have been identified, the Company’s loan portfolio may be at risk of increasing delinquencies, consistent with national trends. Specifically, the Company’s asset base has been increasingly comprised of high risk-weight loans including commercial mortgage and C&I loans. Moreover, while the construction loan portfolio has not been growing, it remains a relatively large proportion of total loans and there is constant turnover in the portfolio given the short-term nature of construction lending. Of particular focus from a credit standpoint is the limited seasoning in the commercial loan portfolio. Specifically, the portfolio of commercial mortgage and C&I loans increased by approximately $60 million since the end of fiscal 2004 thereby more than doubling in size. The limited seasoning of the portfolio is important since asset quality problems may not arise until after several years of seasoning and/or deterioration in the economy stresses the portfolio.

Income and Expense Trends

The Company’s earnings increased slightly based on updated financial data, as net interest income and noninterest income increased on a trailing twelve months basis. These items were substantially offset by higher provision for loan losses and operating expenses. Overall, the Company reported net income equal to 448,000 (0.12% of average assets) for the 12 months ended October 31, 2008, in comparison to earnings of $438,000 (0.11% of average assets) for the 12 months ended July 31, 2008, as reflected in the First Update.

Net Interest Income

The Company’s net interest income increased slightly over the quarter, primarily reflecting the positive impact of balance sheet growth. For the 12 months ended October 31, 2008, the Company’s net interest income totaled $11.0 million (2.82% of average assets).

Board of Directors

January 23, 2009

Loan Loss Provisions

Provisions for loan losses increased slightly based on updated financial data equaling $1.4 million, equal to 0.34% of average assets for the 12 months ended October 31, 2008. As discussed in the First Update, the continued level of provisioning is attributable both to the increases in the portfolio of higher risk-weight assets and to the possible increase in non-performing assets (“NPAs”).

Other Operating Income

Other operating income for the most recent 12 months increased slightly to $3.1 million, or 0.79% of average assets. The bulk of the Company’s fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Company has also diversified into non-traditional product lines (primarily insurance commission income), which provides a modest amount of fee income. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income.

Operating Expenses

The Company’s operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, de novo branching, and revenue diversification strategies. Consistent with this trend, the Company’s operating expenses increased based on updated financial data. For the 12 months ended October 31, 2008, the Company’s operating expenses equaled $12.1 million, or 3.10% of average assets, which is above the level of $11.8 million, or 3.03% of average assets reported for the 12 months ended July 31, 2008.

Operating expenses are expected to increase following the Conversion as a result of the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand commercial account relationships and the related delivery systems. With regard to this latter factor, the Company plans to establish additional business resource centers at an anticipated rate of one per year over the next three to four years. The Company will also support the deposit growth strategy in the commercial area by employing alternative delivery and support systems such as remote deposit capture and courier services which have also been a factor in the recent growth of the Company’s operating costs. Furthermore, the Company expects to continue to gradually build its commercial lending staffing levels to take advantage of the expanded branch coverage. The Company will be seeking to offset such costs over time through growth and increased efficiency.

Taxes

The Company’s average tax rate has been trending downward over the last several fiscal years, reflecting the impact of various tax minimization strategies, which have primarily included the investment in BOLI, and the holding of a substantial portion of the Bank’s securities portfolio in a first tier subsidiary of the Bank known as Campello Securities Corporation. Supporting recent trends, the Company’s average tax rate equaled 28.5% for the twelve months ended October 31, 2008, which was below the average tax rate of 31.8% for the twelve months ended July 31, 2008.

Board of Directors

January 23, 2009

Efficiency Ratio

The Company’s efficiency ratio decreased modestly based on updated financial data reflecting the increase in operating expenses and equaled 86.0% for the 12 months ended October 31, 2008. On a post-offering basis, the efficiency ratio is expected to show some improvement as the net interest ratio increases with the reinvestment of proceeds, although the increased operating expenses reflecting the costs of expanding commercial account relationships (i.e., expense of opening business resource centers, staffing, etc.) as well as public company and stock plans expenses may limit the improvement.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most recent updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded savings institutions. The ten financial institutions comprising the Peer Group in our First Update has changed to exclude one company that has become subject to acquisition.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the First Update analysis (see Table 2). Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a slightly higher level of loans (84.8% of assets for the Company versus 72.3% for the Peer Group on average) and a lower level of cash, MBS and investments (9.1% for the Company versus 22.7% for the Peer Group). The Company’s funding composition continued to reflect a greater proportion of deposits in comparison to the Peer Group based on deposits/assets ratios of 72.6% and 65.8%, respectively. Comparatively, borrowings accounted for a more limited portion of the Company’s interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 18.9% and 22.0% for the Company and the Peer Group, respectively, including balances of subordinated debt which totaled 1.0% for the Company and 0.5% for the Peer Group.

The Company’s net worth ratio of 5.8% of assets remained well below the Peer Group’s average net worth ratio of 11.0%. The Company’s equity substantially consisted of tangible equity as intangible assets were nominal at less than 0.2% of assets. Intangible assets were comparatively greater for the Peer Group equal to 0.6% of assets, translating into a tangible equity-to-assets ratio of 10.4% on average for the Peer Group. The Company’s pro forma tangible capital position will increase with the addition of stock proceeds to levels more closely approximating the Peer Group average, but may still fall short at the lower end of the offering range. The increased equity is anticipated to enhance the earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in return on equity (“ROE”), based on both reported and core earnings. Both the Company’s and the Peer Group’s current regulatory capital ratios at the bank subsidiary level reflect surpluses over regulatory capital requirements; and on a post-offering basis the cushion over capital requirements will be enhanced.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the eighteen month period through October 31, 2008, for the Company and for the

Board of Directors

January 23, 2009

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of September 30, 2008

		Balance Sheet as a Percent of Assets
		Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth
Campello Bancorp, Inc.
October 31, 2008		1.7%	7.4%	0.6%	84.8%	72.6%	18.9%	1.0%	5.8%	0.2%	5.6%

All Public Companies
Averages		3.5%	19.6%	1.3%	71.1%	66.6%	20.1%	0.6%	11.5%	1.0%	10.5%
Medians		2.4%	17.3%	1.4%	72.4%	68.0%	18.7%	0.0%	9.9%	0.1%	8.9%

State of MA
Averages		4.5%	22.1%	1.3%	68.4%	64.8%	19.8%	0.4%	14.2%	0.8%	13.3%
Medians		4.7%	23.3%	1.4%	69.4%	64.3%	19.1%	0.0%	14.3%	0.0%	14.3%

Comparable Group
Averages		4.6%	18.1%	1.5%	72.3%	65.8%	22.0%	0.5%	11.0%	0.6%	10.4%
Medians		3.1%	11.4%	1.6%	76.0%	64.3%	21.3%	0.0%	8.9%	0.0%	7.5%

Comparable Group
CEBK	Central Bncrp of Somerville MA	3.0%	8.6%	1.2%	84.8%	65.4%	26.7%	2.1%	5.3%	0.4%	4.9%
CBNK	Chicopee Bancorp, Inc. of MA	8.4%	10.8%	2.2%	76.0%	66.2%	15.7%	0.0%	17.5%	0.0%	17.5%
HBNK	Hampden Bancorp, Inc. of MA	5.0%	23.3%	1.7%	67.9%	62.3%	18.8%	0.0%	18.0%	0.0%	18.0%
HIFS	Hingham Inst. for Sav. of MA	9.8%	9.0%	1.6%	78.3%	60.4%	31.7%	0.0%	7.2%	0.0%	7.2%
LSBX	LSB Corp of No. Andover MA	2.8%	34.8%	1.4%	59.2%	54.9%	37.4%	0.0%	7.0%	0.0%	7.0%
LEGC	Legacy Bancorp, Inc. of MA	1.7%	17.3%	1.6%	74.5%	64.3%	21.3%	0.0%	13.6%	1.3%	12.3%
MFLR	Mayflower Bancorp, Inc. of MA	4.7%	36.5%	0.0%	53.0%	84.6%	7.3%	0.0%	7.5%	0.0%	7.5%
NHTB	NH Thrift Bancshares of NH	2.8%	11.4%	1.1%	77.0%	77.7%	9.3%	2.5%	8.9%	3.6%	5.3%
NFSB	Newport Bancorp, Inc. of RI	3.1%	11.1%	2.4%	79.9%	56.0%	29.5%	0.0%	13.9%	0.0%	13.9%

		Balance Sheet Annual Growth Rates							Regulatory Capital
		Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Campello Bancorp, Inc.
October 31, 2008		10.10%	-0.50%	10.94%	8.14%	13.18%	3.30%	3.71%	6.65%	6.65%	10.60%

All Public Companies
Averages		8.97%	4.14%	10.63%	5.71%	21.95%	-3.52%	-4.33%	10.22%	10.07%	16.22%
Medians		6.99%	1.69%	8.80%	3.99%	16.47%	-2.29%	-2.76%	8.91%	8.85%	13.50%

State of MA
Averages		8.88%	8.78%	10.26%	7.07%	19.16%	-7.53%	-8.14%	14.76%	13.32%	19.16%
Medians		7.58%	3.14%	9.16%	5.22%	17.57%	-7.86%	-8.11%	16.60%	12.36%	14.87%

Comparable Group
Averages		10.21%	5.99%	9.27%	10.31%	14.52%	-5.28%	-7.22%	12.33%	10.41%	15.57%
Medians		9.00%	1.77%	9.33%	11.14%	3.54%	-7.99%	-7.94%	9.60%	7.97%	12.72%

Comparable Group
CEBK	Central Bncrp of Somerville MA	-1.98%	-26.26%	0.98%	-1.37%	2.61%	-25.84%	-27.43%	NA	6.44%	10.54%
CBNK	Chicopee Bancorp, Inc. of MA	16.44%	58.42%	9.33%	10.33%	NM	-10.50%	-10.50%	18.20%	18.20%	23.80%
HBNK	Hampden Bancorp, Inc. of MA	6.48%	0.16%	9.58%	11.94%	0.43%	-4.01%	-4.01%	18.30%	18.30%	26.90%
HIFS	Hingham Inst. for Sav. of MA	9.18%	12.61%	8.36%	11.72%	4.47%	7.34%	7.34%	NA	7.41%	11.94%
LSBX	LSB Corp of No. Andover MA	19.71%	12.61%	25.23%	22.58%	24.20%	-13.12%	-13.12%	7.36%	7.36%	11.57%
LEGC	Legacy Bancorp, Inc. of MA	7.58%	-4.25%	9.16%	9.73%	14.22%	-8.50%	-15.64%	9.60%	9.60%	13.50%
MFLR	Mayflower Bancorp, Inc. of MA	-0.76%	3.39%	-5.57%	0.69%	-8.00%	-7.99%	-7.94%	NA	7.73%	14.87%
NHTB	NH Thrift Bancshares of NH	9.00%	-8.80%	11.68%	11.14%	-9.01%	19.89%	11.11%	8.21%	8.21%	11.41%
NFSB	Newport Bancorp, Inc. of RI	26.23%	NM	14.65%	16.08%	87.28%	-4.82%	-4.82%	NA	NA	NA

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2009 by RP® Financial, LC.

Board of Directors

January 23, 2009

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended September 30, 2008

			Net Interest Income					Other Income			Total Other Income
		Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income
Campello Bancorp, Inc.
October 31, 2008		0.12%	5.77%	2.95%	2.82%	0.34%	2.48%	0.00%	0.00%	0.79%	0.79%

All Public Companies
Averages		0.04%	5.61%	2.83%	2.78%	0.44%	2.34%	0.02%	-0.02%	0.67%	0.67%
Medians		0.31%	5.58%	2.87%	2.79%	0.20%	2.49%	0.00%	0.00%	0.53%	0.51%

State of MA
Averages		0.11%	5.47%	2.66%	2.81%	0.17%	2.63%	0.02%	-0.01%	0.48%	0.48%
Medians		0.13%	5.51%	2.61%	2.90%	0.16%	2.70%	0.00%	0.00%	0.43%	0.45%

Comparable Group
Averages		-0.08%	5.49%	2.68%	2.81%	0.11%	2.70%	0.01%	-0.01%	0.49%	0.49%
Medians		0.05%	5.57%	2.60%	2.89%	0.11%	2.81%	0.00%	0.00%	0.45%	0.45%

Comparable Group
CEBK	Central Bncrp of Somerville MA	-1.49%	5.71%	2.99%	2.72%	0.24%	2.48%	0.00%	0.00%	0.29%	0.29%
CBNK	Chicopee Bancorp, Inc. of MA	0.05%	5.22%	2.32%	2.90%	0.06%	2.83%	0.00%	0.00%	0.45%	0.45%
HBNK	Hampden Bancorp, Inc. of MA	0.13%	5.36%	2.60%	2.76%	0.20%	2.56%	0.00%	0.00%	0.42%	0.42%
HIFS	Hingham Inst. for Sav. of MA	0.76%	5.66%	3.09%	2.57%	0.08%	2.49%	0.00%	0.00%	0.22%	0.22%
LSBX	LSB Corp of No. Andover MA	-0.79%	5.68%	3.23%	2.45%	0.15%	2.30%	0.02%	-0.01%	0.37%	0.38%
LEGC	Legacy Bancorp, Inc. of MA	0.15%	5.57%	2.65%	2.92%	0.11%	2.81%	0.00%	0.00%	0.59%	0.59%
MFLR	Mayflower Bancorp, Inc. of MA	-0.04%	5.35%	2.45%	2.89%	0.00%	2.89%	0.05%	-0.05%	0.49%	0.50%
NHTB	NH Thrift Bancshares of NH	0.61%	5.31%	2.28%	3.03%	0.05%	2.99%	0.00%	-0.01%	0.97%	0.96%
NFSB	Newport Bancorp, Inc. of RI	-0.08%	5.57%	2.48%	3.09%	0.13%	2.96%	0.00%	0.00%	0.62%	0.62%

		G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
		G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread
Campello Bancorp, Inc.
October 31, 2008		3.10%	0.01%	0.00%	0.00%	5.96%	3.20%	2.76%	$4,220	28.55%

All Public Companies
Averages		2.57%	0.08%	-0.23%	0.00%	5.96%	3.27%	2.68%	$5,975	34.42%
Medians		2.56%	0.00%	-0.04%	0.00%	5.88%	3.29%	2.69%	$4,932	32.35%

State of MA
Averages		2.55%	0.02%	-0.27%	0.00%	5.74%	3.16%	2.59%	$6,253	48.34%
Medians		2.67%	0.00%	-0.05%	0.00%	5.78%	3.13%	2.55%	$6,032	43.34%

Comparable Group
Averages		2.65%	0.02%	-0.44%	0.00%	5.77%	3.07%	2.70%	$5,578	47.27%
Medians		2.78%	0.00%	-0.09%	0.00%	5.83%	3.13%	2.68%	$5,046	46.08%

Comparable Group
CEBK	Central Bncrp of Somerville MA	2.55%	0.00%	-1.63%	0.00%	5.89%	3.22%	2.68%	$4,266	NM
CBNK	Chicopee Bancorp, Inc. of MA	3.12%	0.00%	0.02%	0.00%	5.49%	2.93%	2.55%	$4,462	71.04%
HBNK	Hampden Bancorp, Inc. of MA	2.72%	0.00%	0.03%	0.00%	5.57%	3.25%	2.32%	$5,461	55.04%
HIFS	Hingham Inst. for Sav. of MA	1.50%	0.00%	0.00%	0.00%	5.83%	3.36%	2.47%	$9,554	37.12%
LSBX	LSB Corp of No. Andover MA	1.76%	0.00%	-1.46%	0.00%	5.87%	3.56%	2.31%	$8,013	NM
LEGC	Legacy Bancorp, Inc. of MA	3.07%	0.05%	-0.09%	0.00%	5.93%	3.13%	2.80%	$5,046	15.04%
MFLR	Mayflower Bancorp, Inc. of MA	2.91%	0.01%	-0.66%	0.00%	5.65%	2.68%	2.97%	$3,870	77.65%
NHTB	NH Thrift Bancshares of NH	2.78%	0.08%	-0.07%	0.00%	5.81%	2.53%	3.28%	$3,484	27.75%
NFSB	Newport Bancorp, Inc. of RI	3.43%	0.00%	-0.13%	0.00%	5.91%	2.96%	2.95%	$6,048	NM

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Board of Directors

January 23, 2009

most recent twelve month period for which data is publicly available for the Peer Group. The Company’s asset growth rate increased modestly, to equal 10.10% which fell slightly below the Peer Group growth rate of 10.21%. The Company’s updated financial data indicated that asset growth was primarily the result of expansion of the loan portfolio (10.94% growth). as the cash and investment portfolio declined minimally (0.50% decrease). Similarly, the Peer Group realized growth of both loans (by 9.27%) and cash and investments (by 5.99%).

In terms of liability growth, the rate of deposit growth for the Company based on updated financial data equaled 8.14% which was below the average of 10.31% for the Peer Group. Conversely, the Peer Group also realized greater borrowings growth of 14.52% versus 13.18% for the Company.

The Company’s equity increased 3.30%, versus shrinkage of 5.28% for the Peer Group based on updated financial data. The decline in the Peer Group’s equity, reflects the impact of their lower profitability and reported net losses on non-operating income. On a post-offering basis, the capital growth rate is expected to decline due to the increased equity level and marginal short-term net proceeds reinvestment benefit.

Income and Expense Trends

The Company’s earnings remained relatively stable while the Peer Group’s ROA decreased based on updated financial data. Specifically, the Company reported a net income to average assets ratio of 0.12% based on updated earnings for the twelve months ended October 31, 2008 (see Table 3), which was above the Peer Group’s average net loss of 0.08% and median net income equal to 0.05% based on financial data as of September 30, 2008. The Company’s earnings are above the Peer Group average reflecting its advantage relative to the Peer Group in the areas of net interest income and non-operating income. Loan loss provisions also remained a greater factor in the Company’s earnings relative to the Peer Group reflecting continued growth in high risk-weight loans and high levels of NPAs.

Net interest income equaled 2.82% versus 2.81% for the Peer Group on average. The Company maintains a higher ratio of interest income compared to the Peer Group, which is partially offset by the Company’s interest expense ratio. The Company’s higher interest expense ratio is reflective of its higher funding costs including reliance on CDs which have been attracted with highly competitive rates and the marketing of a high yield checking account to consumers (i.e., this strategy has been increasing transaction accounts but has also impacted funding costs). The Company’s interest expense ratio is expected to diminish on a pro forma basis, as the Conversion proceeds will represent interest-free funds for the Company.

Non-interest operating income continued to be a more significant contributor to the Company’s earnings relative to the Peer Group, at 0.79% and 0.49%, respectively. At the same time, the Company’s operating expense ratio remains above the Peer Group average (3.10% of average assets for the Company versus 2.65% of average assets for the Peer Group). As discussed in the First Update, the Company’s higher level of non-interest income and operating expenses are partially the result of its non-banking insurance agency operations which increase both non-interest revenues and expenses. Additionally, the Bank has increased non-interest income concurrent with expansion of its community banking activities which have also resulted in increasing operating costs.

The Company’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 85.9% remains less favorable than the Peer Group’s ratio of 80.3%, with the Company’s higher ratio reflective of its higher operating

Board of Directors

January 23, 2009

expense level. On a post-offering basis, the Company’s efficiency ratio may improve marginally over the short term while management expects more significant long-term improvement as the proceeds and infrastructure investments are leveraged.

As noted above, loan loss provisions continued to have a more significant impact on the Company’s earnings in comparison to the Peer Group, with loan loss provisions established by the Company and the Peer Group equaling 0.34% and 0.11% of average assets, respectively. The Company’s loan loss provisions remain above the Peer Group average based on updated financial data in response to the Company’s loan portfolio growth and continued high levels of NPAs.

The Company’s average tax rate for the 12 months ended October 31, 2008, equaled 28.55%, which was below the Peer Group average of 47.27%.

Credit Risk Exposure

The ratio of NPAs & 90+ delinquencies-to-assets for the Company decreased from 3.01% as of July 31, 2008, to 2.56% as of October 31, 2008, as shown in Table 4 reflecting improvement in credit quality for the Company. Importantly, the Company’s NPAs & 90+ delinquencies-to-assets ratio remained above the level reported by any of the Peer Group companies on an individual basis (the highest ratio for the Peer Group was 1.92% of assets reported by Central Bancorp). The higher ratio of NPAs reported by the Company was the result of both a higher ratio of non-performing loans and REO. The Company maintained a lower level of loss reserves as a percent of non-performing loans (56.40% versus 280.33% for the Peer Group. While NPAs are trending lower for the Company and higher for the Peer Group, the level of the Company’s NPAs is more significant, particularly in view of the modest reserve coverage. Additionally, the Company’s credit risk profile has increased over the last couple of years with the high NPAs and owing to the more active commercial mortgage and C&I lending activity where there is limited seasoning on the more recent loan originations.

It should be noted that investors are placing significant weight on credit quality in their investment analyses of financial institutions in the current operating environment. Accordingly, RP Financial has considered the Company’s high NPAs both in the First Update and this updated valuation. The importance of credit quality in valuations in the current market is evidenced by Central Bancorp which reported NPAs more than twice the Peer Group average which is reflected in a P/B ratio which is materially discounted to the other Peer Group institutions.

Board of Directors

January 23, 2009

Table 4

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of September 30, 2008 or Most Recent Date Available

Institution		REO/ Assets	NPAs & 90+Del/ Assets	NPLs/ Loans	Rsrves/ Loans	Rsrves/ NPLs	Rsrves/ NPAs & 90+Del	Net Loan Chargoffs	NLCs/ Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Campello Bancorp, Inc.		0.33%	2.56%	2.59%	1.46%	56.40%	49.11%	$348	0.10%

All Public Companies
Averages		0.24%	1.51%	1.59%	1.05%	133.03%	104.87%	$862	0.30%
Medians		0.07%	0.85%	1.00%	0.96%	83.71%	70.69%	$164	0.11%

State of MA
Averages		0.05%	0.60%	0.82%	1.02%	220.35%	179.54%	$388	0.15%
Medians		0.03%	0.50%	0.69%	1.01%	122.90%	130.27%	$41	0.13%

Comparable Group
Averages		0.03%	0.66%	0.90%	0.91%	280.33%	237.06%	$109	0.10%
Medians		0.01%	0.68%	0.89%	0.84%	84.83%	92.20%	$33	0.03%

Comparable Group
CEBK	Central Bncrp of Somerville MA	0.02%	1.92%	2.22%	1.01%	45.38%	44.99%	$35	0.03%
CBNK	Chicopee Bancorp, Inc. of MA	0.00%	0.50%	0.66%	0.81%	122.90%	122.90%	$10	0.01%
HBNK	Hampden Bancorp, Inc. of MA(1)	0.00%	0.85%	1.24%	0.89%	71.84%	71.84%	$577	0.62%
HIFS	Hingham Inst. for Sav. of MA	0.00%	0.69%	0.87%	0.67%	76.59%	76.59%	$0	0.00%
LSBX	LSB Corp of No. Andover MA	0.13%	0.21%	0.14%	1.27%	895.63%	355.49%	$33	0.03%
LEGC	Legacy Bancorp, Inc. of MA	0.01%	0.68%	0.90%	0.84%	93.07%	92.20%	$41	0.02%
MFLR	Mayflower Bancorp, Inc. of MA(1)	0.13%	0.13%	NA	1.07%	NA	434.70%	$3	-0.01%
NHTB	NH Thrift Bancshares of NH	0.03%	0.84%	1.05%	0.79%	75.27%	72.90%	$281	0.18%
NFSB	Newport Bancorp, Inc. of RI	0.00%	0.08%	0.10%	0.84%	861.95%	861.95%	$0	0.00%

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2009 by RP® Financial, LC.

Board of Directors

January 23, 2009

3. Stock Market Conditions

Since the date of the First Update, the broader stock market has exhibited significant volatility and, in general, has declined. Stocks dropped sharply in early-September on downbeat employment figures and disappointing retail sales data, which was followed by a sharp one day rally as the U.S. government’s seizure of Fannie Mae and Freddie Mac gave a boost to financial stocks. The one day rebound was followed by another sharp sell-off as Lehman Brothers efforts to raise capital faltered. The DJIA plummeted over 500 points on September 15, 2008 to its lowest close in over two years, as events over the preceding weekend evolved into a crisis on Wall Street. In particular, investors were rattled by the bankruptcy filing of Lehman Brothers, American International Group was facing a severe cash crunch forcing the insurer to raise $14.5 billion to cover its obligations and Merrill Lynch agreed to be acquired by Bank of America in a rushed deal negotiated over the weekend. Stocks ended higher the day after one of the worst sell-offs in years, as the Federal Reserve pumped another $70 billion into the nation’s financial system to help ease credit stresses and gave reassurance that it expected its policy moves to foster moderate economic growth over time. Stocks plummeted following the one day rebound, as financial stocks sold off on news of the U.S. government’s bailout of AIG. The announcement of the U.S. government’s rescue plan to restore stability to the financial system sent stocks soaring, with DJIA gaining 779 points over two days (September 18th and 19th). Stocks reversed course in late-September, with the sell-off culminating in a one day decline of 778 points in the DJIA when the House of Representatives defeated the proposed rescue plan. Overall, the DJIA closed down 4.4% in the third quarter.

Volatility in the broader stock market heightened in mid-October, with the DJIA posting a one day increase of over 900 points followed two days later by a one day decrease of over 700 points. The one day surge was supported by the U.S. government’s plan to buy preferred equity stakes in nine top financial institutions as part of a broad effort to bolster the banking system, while the one day sell-off was triggered by fears of a deep recession on news of a sharp decline in September retail sales. Bargain hunting and signs that the frozen credit markets were starting to thaw spurred a stock market rebound following the one-day sell-off, which was followed by another downturn heading into late-October. The DJIA hit a five and one-half year low in late-October, based on the dim outlook for corporate earnings and the economy. Stocks rebounded sharply higher off the five and one-half year low, with the DJIA posting a one day gain of almost 900 points in anticipation of another rate cut by the Federal Reserve. The positive trend in stocks continued through the end of October on a better-than-expected GDP report for the third quarter.

Stocks rallied higher ahead of the election in early-November 2008, which was followed by a two day sell-off of over 900 points on deepening economic worries. The gloomy economic outlook pushed stocks to new crisis lows in mid-November, as worries about rising defaults by borrowers drove a new wave of concerns about the health of the financial sector. News of a bailout for Citigroup and a pledge by the U.S. to pump another $800 billion into ailing credit markets spurred a stock market rally in the last week of November. Stocks reversed course at the start of December, as the DJIA declined 680 points on news that the National Bureau of Economic Research declared that the recession began in December 2007. Beaten down financial stocks led the market higher following the one day sell-off, reflecting investor optimism over proposed plans by the President-elect to stimulate the economy. Worries that the U.S. economy was deteriorating rapidly pulled stocks lower heading into mid-December, which was followed by a sharp one day rally on December 16th when the Fed cut its target interest rate to historic lows. The downward trend in the broader stock market resumed following the one day surge, as recession fears tightened their grip on the stock market. While stocks moved higher to close out 2008, the 33.8% decline in the DJIA for 2008 was the weakest year since 1931.

Board of Directors

January 23, 2009

The positive trend in the stock market continued for the first two trading days in 2009, which was followed by a one day decline of 245 points in the DJIA. Profit warnings and more evidence of rising unemployment were factors that contributed to the sell-off. Growing concern that the bear market wasn’t over and the start of an expected dismal fourth quarter earnings season accelerated the slide in the broader stock market going into mid-January. The downturn in stocks continued going into the second half of January, led by a sell-off in bank stocks amid multi-billion dollar fourth quarter losses posted by some large banks both in the U.S. and Europe. On January 23, 2009, the DJIA closed at 8077.56 or 30.0% lower since the date of the First Update and the NASDAQ closed at 1477.29 or 37.6% lower since the date of the First Update.

The market for thrift stocks has also been impacted by the significant market events affecting the broader market. In early-September 2008, thrift stocks showed a positive trend, which was capped off by the takeover of Fannie Mae and Freddie Mac by the U.S. government. The mid-September shock wave that hit Wall Street filtered into thrift stocks as well, as thrift stocks traded lower on the widening financial crisis. News of a sharp drop in August housing construction added to the mid-September downturn in thrift issues. Thrift stocks participated in the broader stock market rally spurred by the announcement of the U.S. government’s rescue plan, with the SNL index posting a two day gain of 113 points or 13.2% during the September 18 and 19th trading sessions. Following the two day rebound, thrift stocks declined sharply on doubts about the government’s rescue plan getting approved by Congress and the takeover of Washington Mutual by federal regulators. Thrift stocks plunged along with the broader market when the House of Representatives defeated the proposed rescue plan voted and then partially recovered some of their losses to close out the third quarter. Overall, the SNL Index for all publicly-traded thrifts declined 7.6% during the third quarter, versus a 4.4% decline in the DJIA.

Thrift stocks eased lower at the start of the fourth quarter of 2008 and then plummeted along with the broader market in the second week of October, as concerns mounted on the health of the financial sector. Thrift stocks paralleled the wide swings experienced in the broader stock market during mid- and late-October, as investors weighed the benefits of the rescue plan improving liquidity in the credit markets against recessionary economic trends and the prolonged housing slump. Expectations of another rate cut by the Federal Reserve and strength in the broader stock market supported a rally in thrift stocks at the end of October. Financial stocks led the broader market lower through the first half of November, as concerns mounted that the rapid increase in unemployment would translate into bigger write-downs on residential mortgages and consumer debt. Signs of a downturn in the commercial real estate market further contributed to the sell-off in financial stocks. Thrift stocks bounced higher along with the broader stock market in the last week of November, as financial stocks were the largest beneficiaries of the Citigroup bailout and the U.S. government’s plan to bolster residential mortgages and other consumer loans through buying up to $600 billion of debt issued or backed by mortgage finance firms such as Fannie Mae and Freddie Mac and providing up to $200 billion in financing to boost consumer lending.

News that the U.S. economy has been in a recession since December 2007 pounded thrift stocks lower at the start of December 2008. Thrift stocks rallied along with the broader stock market following the December 1st sell-off, which was in part supported by a jump in mortgage applications. Financial stocks led the stock market lower heading into mid-December, with grim unemployment and foreclosure data fueling the sell-off. Thrift stocks bounced higher

Board of Directors

January 23, 2009

along with the broader stock market following the cut in the Federal Reserve’s target rate to historic lows, but the gains were not sustained as recession concerns pressured stocks in general, lower in late-December. Following a two day rebound at year end, a gloomy economic outlook by the Federal Reserve and indications that the December employment report would show mounting job losses weighed on thrift stocks at the start of 2009. Bank of America and Citigroup led a downturn in financial stocks going into mid-January, as both companies reported significant fourth quarter losses. Mounting concerns over the health of the banking system pushed bank and thrift stocks sharply lower going in the second half of January, with some of the nation’s largest banks trading down 30% to 50% in one day amid worse than expected credit quality deterioration reflected in fourth quarter earnings reports. On January 23, 2009, the SNL Index for all publicly-traded thrifts closed at 569.7, a decrease of 34.5% since the date of the First Update.

Consistent with the SNL Index, the updated pricing measures for the Peer Group and all publicly-traded thrifts were generally lower compared to the First Update. In general, the declines in the Peer Group’s updated pricing measures were less than the reduction in the SNL thrift index, as the Peer Group’s P/B and P/TB ratios declined by approximately 24%, in comparison to a decline of 34.5% indicated by the index. The P/E multiple declined by a comparatively greater amount on a reported basis, due to six of the nine companies reporting net losses on non-operating income. The P/E multiple declined in the range of 7% to 37%. Since the date of the First Update, the stock prices of all of the nine Peer Group companies were lower as of January 23, 2009. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in Table 5, based on market prices as of August 29, 2008, and January 23, 2009. The Peer Group data has been adjusted to exclude Benjamin Franklin Bancorp, Inc. of Massachusetts which became subject to an acquisition offer since the date of the First Update.

As set forth in the First Update, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Board of Directors

January 23, 2009

Table 5

Average Pricing Characteristics

	At Aug. 29, 2008		At Jan. 23, 2009		% Change
Peer Group
Price/Earnings (x)	14.48	x	9.08	x	(37.3)%
Price/Core Earnings (x)	16.18		14.99		(7.4)
Price/Book (%)	91.10%		69.74%		(23.4)
Price/Tangible Book(%)	98.40		74.88		(23.9)
Price/Assets (%)	10.71		7.95		(25.8)
Mkt. Capitalization ($Mil) (1)	$63.66		$49.04		(23.0)

All Publicly-Traded Thrifts
Price/Earnings (x)	17.48	x	17.01	x	(2.7)%
Price/Core Earnings (x)	19.13		16.22		(15.2)
Price/Book (%)	85.81%		62.72%		(26.9)
Price/Tangible Book(%)	100.16		73.54		(26.6)
Price/Assets (%)	9.80		7.50		(23.5)
Mkt. Capitalization ($Mil) (1)	$62.58		$41.13		(34.3)

Other
SNL Thrift Index	869.9		569.7		(34.5)

(1)	Reflects median value.

The marketing for converting thrift issues continued to be affected by the overall weak market for thrift stocks, as only a limited number of conversion offerings were successfully completed in the second half of 2008 and to date in 2009. Several standard conversion offerings have been completed since the date of the First Update including an offering by First Savings Financial Group of Indiana (“First Savings”). First Savings completed its standard conversion offering on October 7, 2008. First Savings’ $24.3 million offering was slightly above the minimum of the valuation range with a pro forma price/tangible book ratio of 51.2% at closing. First Savings closed 0.1% below its IPO price after their first week of trading. As of January 23, 2009, First Savings closed 3.5% below its IPO price.

Two standard conversions were also completed in the last week of January 2009, subsequent to the January 23, 2009, date of stock prices used herein. Hibernia Homestead Bancorp, Inc. of New Orleans, Louisiana completed its offering on January 27, 2009, and closed between the minimum and midpoint of the valuation range (gross proceeds of $11.0 million) at a price/tangible book ratio of 48.0%. St. Joseph Bancorp, Inc, of St. Joseph, Missouri completed its offering on January 30, 2009 and also closed between the minimum and midpoint of the valuation range (gross proceeds of $3.8 million) at a pro forma price/tangible book ratio of 46.2%.

Board of Directors

January 23, 2009

4. Results of the Subscription and Community Offerings

CBI had previously sought to complete its offering based on a valuation range set forth in the First Update. In this regard, CBI’s stock offering was declared effective as of September 11, 2008, and the subscription and portion of the offering concluded on October 15, 2008 while the community offering was extended through November 11, 2008. The total takedown of the subscription and community offerings amounted to $6,835,830, based on orders received for 683,583 shares at $10.00 per share, inclusive of orders by the ESOP at the minimum of the valuation range, which fell short of the minimum of the offering range equal to 1.7 million shares, or $17 million of total proceeds based on an issue price of $10.00 per share.

As the result of the short fall in the subscription and community offerings, CBI authorized Stifel Nicolaus (“Stifel Nicolaus”) to conduct a syndicated community offering in mid November but Stifel Nicolaus was unable to complete the offering within the previously approved valuation range, primarily owing to adverse market conditions including the previously described sell off in the equity markets generally and for financial institutions specifically (including the Peer Group) in the September through November period.

Summary of Adjustments

In the First Update, we made adjustments shown below to the Company’s pro forma value based upon our comparative analysis to the Peer Group. This updated appraisal incorporated updated financial information which was relatively consistent with the data relied upon in the First Update. Thus, the financial condition and profitability, growth and viability of earnings valuation parameters remain unchanged from the First Update. Moreover, except for the “Marketing of the Issue” parameter, the factors concerning the remaining valuation parameters did not change since the First Update.

Campello Bancorp

Updated Valuation Adjustments

Parameters:	Key Valuation Adjustment
Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Significant Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The general market for thrift stocks deteriorated further since the date of the First Update, as indicated by the decrease recorded in the SNL Index for all publicly-traded thrifts. The updated pricing measures for the Peer Group and all publicly-traded thrifts were lower as well compared to the First Update. Recent thrift offerings have in general encountered a more

Board of Directors

January 23, 2009

difficult selling environment, with a number of offerings having to be extended beyond the subscription period to be completed. In this regard, the Company was unable to complete its offering within the previously approved valuation range notwithstanding intensive marketing efforts of both the management of CBI and Stifel Nicolaus. Accordingly, we retained a significant downward” adjustment for the “marketing of the issue” valuation parameter and acknowledge that the stock market environment may be even more adverse than the environment that prevailed when the Company was in the selling phase of its subscription/community offering.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the First Update have been updated to be consistent with the revised assumptions incorporated into the amended offering prospectus.

Consistent with the First Update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the First Update, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the First Update) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company’s shareholders. However, we have considered the impact of the Company’s adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that a decrease in the Company’s value is appropriate. Accordingly, RP Financial concluded that as of January 23, 2009, the pro forma market value of the Company’s conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, was $15,712,500 at the midpoint, inclusive of 71,250 shares issued to the Foundation for a value of $712,500 based on a per share value of $10.00 at issuance. The offering amount at the midpoint is equivalent to $15,000,000 or 1,500,000 shares at $10.00 per share. The following sections describe the application of the valuation methodology. The updated valuation reflects a 25.0% reduction relative to the valuation conclusion set forth in the First Update.

In arriving at the updated valuation conclusion, we considered a number of factors including the reduction in the Peer Group’s average pricing ratios which was in a range of 23% to 24% on reported book value basis and tangible book value basis, and which ranged from 37% to 7% based on reported and core earnings, respectively. As noted above, we also considered the increase in the Company’s NPAs particularly as it impacts the marketing of the

Board of Directors

January 23, 2009

issue in an environment where asset quality is a significant focus for many investors. Taking all these factors into account, we concluded that the decrease in the Company’s estimated pro market value is appropriate.

P/E Approach. The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings and core earnings both equaled $438,000 for the 12 months ended October 31, 2008. The Peer Group’s reported earnings were only modestly impacted by non-operating items which were excluded on a tax effected basis for purposes of developing the Price-to-Core earnings multiple.

Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $15.71 million midpoint value equaled 50.49 times which reflects a 456.1% premium to the Peer Group average P/E multiple of 15.46 times, versus a 334.3% premium in the First Update. On a core earnings basis, the P/Core multiple at the midpoint valuation equaled 50.49 times which was at a 236.8% premium to the Peer Group’s average core earnings multiple of 14.99 times, versus a 295.2% premium to the Peer Group’s average core earnings multiple at the midpoint valuation conclusion in the First Update.

P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $15.71 million updated midpoint value, the Company’s P/B and P/TB ratios equaled 45.07% and 46.13%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 69.74% and 74.88%, respectively, the Company’s updated ratios were discounted by 35.4% and 38.4% (versus discounts of 41.5% and 46.8% from the average Peer Group’s P/B and P/TB ratios as indicated in the First Update).

Importantly, the pro forma P/TB ratio of 46.13% compares closely to the three standard conversion offering completed since the date of the First Update by First Savings Financial Group of Indiana (October 2008 at a pro forma P/TB ratio of 51.2%), Hibernia Homestead Bancorp, Inc. of New Orleans, Louisiana (January 2009 at a pro forma P/TB ratio of 48.0% and by St. Joseph Bancorp, Inc, of St. Joseph, Missouri (January 2009 at a pro forma P/TB ratio of 46.2%).

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint value, the Company’s pro forma P/A ratio equaled 3.77%. Comparatively, the Peer Group companies exhibited an average P/A ratio of 7.95%, which implies a discount of 52.6% has been applied to the Company’s pro forma P/A ratio. Comparatively, the P/A discount relative to the Peer Group average was 53.3% at the midpoint of the range in the First Update.

Board of Directors

January 23, 2009

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of January 23, 2009, the aggregate pro forma market value of the Company’s common stock, including the shares sold in the offering and the shares contributed to the Foundation immediately following the offering, is $15,712,500, equal to 1,571,250 shares issued at a per share value of $10.00. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3. Details with respect to the valuation range are set forth on the following page.

Valuation Range	Offering Amount	Foundation Shares	Total Issued
Shares
Minimum	1,275,000	60,563	1,335,563
Midpoint	1,500,000	71,250	1,571,250
Maximum	1,725,000	81,938	1,806,938
Supermaximum	1,983,750	94,228	2,077,978

Value
Minimum	$12,750,000	$605,630	$13,355,630
Midpoint	$15,000,000	$712,500	$15,712,500
Maximum	$17,250,000	$819,380	$18,069,380
Supermaximum	$19,837,500	$942,280	$20,779,780

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening Managing Director

James P. Hennessey Director

Board of Directors

January 23, 2009

Table 6

Public Market Pricing

Campello Bancorp

As of January 23, 2009

		Market		Per Share Data
		Capitalization		Core 12 Month EPS(2)	Book Value/ Share
		Price/ Share(1)	Market Value			Pricing Ratios(3)
						P/E		P/B	P/A	P/TB	P/Core
		($)	($Mil)	($)	($)	(x)		(%)	(%)	(%)	(x)
Campello Bancorp
Superrange		$10.00	$20.78	$0.13	$18.83	76.43	x	53.10%	4.94%	54.21%	76.43	x
Maximum		$10.00	$18.07	$0.16	$20.39	61.69	x	49.04%	4.32%	50.13%	61.69	x
Midpoint		$10.00	$15.71	$0.20	$22.19	50.49	x	45.07%	3.77%	46.13%	50.49	x
Minimum		$10.00	$13.36	$0.25	$24.61	40.53	x	40.63%	3.22%	41.64%	40.53	x

All Public Companies(7)
Averages		$8.53	$272.07	$0.01	$14.40	17.01	x	62.72%	7.50%	73.54%	16.22	x
Medians		7.79	41.13	0.34	13.09	15.28	x	62.38%	5.21%	67.48%	12.64	x

All Non-MHC State of MA(7)
Averages		$12.39	$162.33	$0.43	$15.06	23.15	x	83.46%	12.44%	93.20%	21.88	x
Medians		$9.86	$80.78	$0.25	$12.75	23.26	x	78.37%	11.56%	86.88%	21.19	x

Comparable Group Averages
Averages		$10.62	$48.36	$0.37	$14.69	9.08	x	69.74%	7.95%	74.88%	14.99	x
Medians		$8.96	$49.04	$0.22	$12.98	9.08	x	70.62%	7.45%	76.92%	11.87	x

State of Massachusetts
BHLB	Berkshire Hills Bancorp of MA	$25.31	$265.58	$1.99	$31.71	13.18	x	79.82%	10.35%	173.59%	12.72	x
BRKL	Brookline Bancorp, Inc. of MA	$9.61	$560.96	$0.23	$8.40	NM		114.40%	21.80%	126.78%	NM
CEBK	Central Bncrp of Somerville MA	$5.30	$8.69	($1.41)	$17.43	NM		30.41%	1.60%	32.98%	NM
CBNK	Chicopee Bancorp, Inc. of MA	$11.20	$72.82	$0.03	$14.56	NM		76.92%	13.49%	76.92%	NM
DNBK	Danvers Bancorp, Inc. of MA	$12.20	$217.68	($0.14)	$12.81	NM		95.24%	13.60%	95.39%	NM
HBNK	Hampden Bancorp, Inc. of MA	$8.96	$70.45	$0.07	$12.60	NM		71.11%	12.77%	71.11%	NM
HIFS	Hingham Inst. for Sav. of MA	$28.50	$60.48	$2.74	$27.38	10.40	x	104.09%	7.45%	104.09%	10.40	x
LSBX	LSB Corp of No. Andover MA	$7.55	$33.68	$0.26	$11.47	NM		65.82%	4.62%	65.82%	29.04	x
LEGC	Legacy Bancorp, Inc. of MA	$10.07	$88.74	$0.22	$14.26	NM		70.62%	9.61%	78.37%	NM
MFLR	Mayflower Bancorp, Inc. of MA	$6.00	$12.53	$0.45	$8.64	NM		69.44%	5.22%	69.61%	13.33	x
UBNK	United Financial Bncrp of MA	$14.33	$253.76	$0.44	$12.69	33.33	x	112.92%	20.54%	113.01%	32.57	x
WFD	Westfield Fin. Inc. of MA	$9.64	$302.53	$0.29	$8.71	35.70	x	110.68%	28.19%	110.68%	33.24	x

Comparable Group
CEBK	Central Bncrp of Somerville MA	$5.30	$8.69	($1.41)	$17.43	NM		30.41%	1.60%	32.98%	NM
CBNK	Chicopee Bancorp, Inc. of MA	$11.20	$72.82	$0.03	$14.56	NM		76.92%	13.49%	76.92%	NM
HBNK	Hampden Bancorp, Inc. of MA	$8.96	$70.45	$0.07	$12.60	NM		71.11%	12.77%	71.11%	NM
HIFS	Hingham Inst. for Sav. of MA	$28.50	$60.48	$2.74	$27.38	10.40	x	104.09%	7.45%	104.09%	10.40	x
LSBX	LSB Corp of No. Andover MA	$7.55	$33.68	$0.26	$11.47	NM		65.82%	4.62%	65.82%	29.04	x
LEGC	Legacy Bancorp, Inc. of MA	$10.07	$88.74	$0.22	$14.26	NM		70.62%	9.61%	78.37%	NM
MFLR	Mayflower Bancorp, Inc. of MA	$6.00	$12.53	$0.45	$8.64	NM		69.44%	5.22%	69.61%	13.33	x
NHTB	NH Thrift Bancshares of NH	$6.75	$38.80	$0.94	$12.86	7.76	x	52.49%	4.68%	88.24%	7.18	x
NFSB	Newport Bancorp, Inc. of RI	$11.26	$49.04	$0.01	$12.98	NM		86.75%	12.10%	86.75%	NM

		Dividends(4)			Financial Characteristics(6)
		Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	Reported		Core		Offering Size
									ROA	ROE	ROA	ROE
		($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
Campello Bancorp
Superrange		$0.00	0.00%	0.00%	$421	9.30%	9.11%	2.47%	0.06%	0.69%	0.06%	0.69%	19.84
Maximum		$0.00	0.00%	0.00%	$418	8.80%	8.61%	2.48%	0.07%	0.79%	0.07%	0.79%	17.25
Midpoint		$0.00	0.00%	0.00%	$416	8.37%	8.18%	2.49%	0.07%	0.89%	0.07%	0.89%	15.00
Minimum		$0.00	0.00%	0.00%	$415	7.93%	7.74%	2.51%	0.08%	1.00%	0.08%	1.00%	12.75

All Public Companies(7)
Averages		$0.34	3.79%	41.53%	$2,838	10.97%	9.97%	1.69%	-0.02%	0.27%	0.13%	1.76%
Medians		$0.24	3.08%	2.90%	$844	9.31%	7.79%	0.90%	0.30%	2.29%	0.36%	2.66%

All Non-MHC State of MA(7)
Averages		$0.37	3.77%	40.64%	$1,115	13.84%	13.03%	0.58%	0.12%	-0.48%	0.33%	2.31%
Medians		$0.31	2.30%	33.33%	$868	13.95%	13.35%	0.50%	0.15%	0.89%	0.30%	2.31%

Comparable Group Averages
Averages		$0.38	4.69%	30.14%	$619	10.99%	10.44%	0.66%	-0.08%	-1.49%	0.21%	2.31%
Medians		$0.40	2.95%	30.66%	$552	8.91%	7.50%	0.68%	0.05%	0.26%	0.17%	1.48%

State of Massachusetts
BHLB	Berkshire Hills Bancorp of MA	$0.64	2.53%	33.33%	$2,566	12.97%	6.41%	NA	0.80%	6.11%	0.83%	6.33%
BRKL	Brookline Bancorp, Inc. of MA	$0.34	3.54%	NM	$2,573	19.06%	17.53%	0.33%	0.47%	2.29%	0.54%	2.63%
CEBK	Central Bncrp of Somerville MA	$0.72	13.58%	NM	$542	5.28%	4.88%	1.92%	-1.49%	-22.68%	-0.42%	-6.31%
CBNK	Chicopee Bancorp, Inc. of MA	$0.00	0.00%	0.00%	$540	17.54%	17.54%	0.50%	0.05%	0.26%	0.04%	0.19%
DNBK	Danvers Bancorp, Inc. of MA	$0.08	0.66%	NM	$1,600	14.28%	14.26%	0.50%	-0.10%	-0.84%	-0.16%	-1.31%
HBNK	Hampden Bancorp, Inc. of MA	$0.12	1.34%	NM	$552	17.96%	17.96%	0.85%	0.13%	0.69%	0.10%	0.54%
HIFS	Hingham Inst. for Sav. of MA	$0.84	2.95%	30.66%	$812	7.15%	7.15%	0.69%	0.76%	10.39%	0.76%	10.39%
LSBX	LSB Corp of No. Andover MA	$0.60	7.95%	NM	$729	7.02%	7.02%	0.21%	-0.79%	-9.12%	0.17%	1.99%
LEGC	Legacy Bancorp, Inc. of MA	$0.20	1.99%	NM	$923	13.61%	12.43%	0.68%	0.16%	1.08%	0.21%	1.48%
MFLR	Mayflower Bancorp, Inc. of MA	$0.40	6.67%	NM	$240	7.52%	7.50%	0.13%	-0.04%	-0.54%	0.39%	4.85%
UBNK	United Financial Bncrp of MA	$0.28	1.95%	65.12%	$1,235	18.19%	18.18%	0.29%	0.66%	3.63%	0.68%	3.72%
WFD	Westfield Fin. Inc. of MA	$0.20	2.07%	74.07%	$1,073	25.47%	25.47%	0.30%	0.80%	3.02%	0.86%	3.24%

Comparable Group
CEBK	Central Bncrp of Somerville MA	$0.72	13.58%	NM	$542	5.28%	4.88%	1.92%	-1.49%	-22.68%	-0.42%	-6.31%
CBNK	Chicopee Bancorp, Inc. of MA	$0.00	0.00%	0.00%	$540	17.54%	17.54%	0.50%	0.05%	0.26%	0.04%	0.19%
HBNK	Hampden Bancorp, Inc. of MA	$0.12	1.34%	NM	$552	17.96%	17.96%	0.85%	0.13%	0.69%	0.10%	0.54%
HIFS	Hingham Inst. for Sav. of MA	$0.84	2.95%	30.66%	$812	7.15%	7.15%	0.69%	0.76%	10.39%	0.76%	10.39%
LSBX	LSB Corp of No. Andover MA	$0.60	7.95%	NM	$729	7.02%	7.02%	0.21%	-0.79%	-9.12%	0.17%	1.99%
LEGC	Legacy Bancorp, Inc. of MA	$0.20	1.99%	NM	$923	13.61%	12.43%	0.68%	0.16%	1.08%	0.21%	1.48%
MFLR	Mayflower Bancorp, Inc. of MA	$0.40	6.67%	NM	$240	7.52%	7.50%	0.13%	-0.04%	-0.54%	0.39%	4.85%
NHTB	NH Thrift Bancshares of NH	$0.52	7.70%	59.77%	$829	8.91%	5.50%	0.84%	0.61%	7.02%	0.66%	7.58%
NFSB	Newport Bancorp, Inc. of RI	$0.00	0.00%	NM	$405	13.95%	13.95%	0.08%	-0.08%	-0.53%	0.01%	0.08%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.